Exhibit 99.2

Curaleaf Completes Acquisition of EMMAC and Secures US$130
Million Investment from a Single Strategic Institutional Investor

EMMAC brings vertically integrated operations in Europe with a presence in key medical cannabis markets, including the UK, Germany, Italy, Spain, and Portugal

Strategic investor to fund cash portion of acquisition and Curaleaf’s growth initiatives in Europe

WAKEFIELD, Mass., April 7, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis has successfully completed the previously announced acquisition of EMMAC Life Sciences Limited ("EMMAC"), the largest vertically integrated independent cannabis company in Europe, for base consideration of approximately US$50 million in cash and 17.5 million shares of Curaleaf, with additional consideration to be paid based upon the successful achievement of performance milestones. Curaleaf has simultaneously established Curaleaf International Holdings Limited (“Curaleaf International”) in Guernsey to hold the EMMAC investment and further its European expansion.

To accelerate the expansion of Curaleaf International, Curaleaf has secured an investment of US$130 million from a single strategic institutional investor in exchange for 31.5% equity stake in Curaleaf International, implying a $413 million Post Money valuation, with US$80 million in cash available to spend. The subscription will fund the entire cash portion of the EMMAC acquisition consideration of US$50 million with the remaining US$80 million to be used to fund Curaleaf International’s current capital expenditures plan through 2022, as well as its pipeline of potential acquisitions. This infusion of outside capital into Curaleaf International significantly accelerates Curaleaf’s expansion plans in Europe by fully funding Curaleaf’s cash outlay for the EMMAC acquisition and providing the capital required to support Curaleaf International’s near-term European rollout. With its foreseeable expansion budget fully funded, Curaleaf’s new international business can focus on executing its further European expansion.

Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf will have control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permits either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting in 2025.

Boris Jordan, Executive Chairman of Curaleaf, stated, “The successful completion of our acquisition of EMMAC, and the formation of our new Curaleaf International business, marks a transformational launching point for our entrance into the European cannabis market. Building on our market leading position in the U.S., this transaction establishes Curaleaf as the global, pure play, cannabis market leader by revenue and geographic reach. With our single strategic institutional investor, we have set a strong foundation for Curaleaf International’s future growth trajectory. On behalf of the Curaleaf Board of Directors and management team, we are thrilled to welcome Antonio Costanzo, co-founder and CEO of EMMAC, as the CEO of Curaleaf International, and the entire EMMAC team to Curaleaf.”

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain and Portugal. Terra Verde, Curaleaf International's European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately 2 hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult use programs.

Joseph Bayern, CEO of Curaleaf, commented, “As the consumer and political liberalization trends around cannabis that are sweeping the U.S. are increasingly taking hold across Europe, our expansion into the international cannabis market presents tremendous new long-term growth opportunities for Curaleaf. With the European population of nearly 748 million1, the potential European addressable market is more than twice the size of the U.S. addressable market2. With the ability to operate our new European business across country borders, with one or two cultivation sites and one manufacturing center to serve the entire region in most cases, combined with our ability to leverage the strength of our consumer packaged goods strategies and innovations from our U.S. operations, we see enormously positive implications for our ability to quickly and efficiently scale the business across Europe.”

Following the successful completion of the transaction, Mr. Antonio Costanzo has been appointed as the new Chief Executive Officer of Curaleaf International, with the former EMMAC management team continuing to lead Curaleaf's new European presence as well as driving local European strategy and day-to-day operations.

Antonio Costanzo, CEO of Curaleaf International, commented, “This is an important day for the European cannabis market as EMMAC transitions to Curaleaf International. I look forward to working closely with the Curaleaf team to shape the future of cannabis for our patients and customers around the world. We will retain our science-led approach to continue to deliver best in class cannabis products for Europe’s growing medical cannabis market, and will work closely to leverage the consumer packaged goods experience and innovation from the U.S. to capitalize on the emerging adult-use market as legislation allows. We are now very well positioned to realize our aggressive growth ambitions.”

1 European market population based on United Nations 2020 estimate for European continent.

2 Total European addressable market based on usage rates and spend estimates from U.S. Data from Cowen October 2020 research report.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 103 dispensaries, 22 cultivation sites and over 30 processing sites, and employs over 4,600 team members. Curaleaf International, is the largest vertically integrated independent cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements

This news release contains forward–looking statements and forward–looking information within the meaning of applicable securities laws which include, but are not limited to, the transaction described above, the investment by an outside financial investor group described above, the anticipated benefits of the transaction and the outside investment described above, the anticipated use of the funds obtained from the outside financial investor group, the expected market size for cannabis in Europe, the expected penetration of Curaleaf's products in Europe, the expected expansion of Curaleaf's international footprint, Curaleaf International’s acquisition pipeline, the emergence of adult-use markets in Europe. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the acquisition of EMMAC Life Sciences Limited and the outside investment by a financial investor group, each as described above. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the Company with respect to the matters described in this new release. These assumptions include, but are not limited to, successfully integrating the business of EMMAC and to realize the anticipated benefits to Curaleaf of the transaction described above, the ability of Curaleaf to increase the cultivation activity of Terra Verde, Curaleaf's ability to serve customers in various European markets, the assumption that the cannabis consumption habits in European markets will replicate the cannabis consumption habits in the US, the assumption that demand for cannabis products in Europe will continue to grow, the assumption that Curaleaf, EMMAC and its subsidiaries will obtain, maintain and renew the licenses required for them to operate their business in the various European jurisdictions in which EMMAC and its subsidiaries operate, the assumption that an adult-use market will materialize and grow in Europe, and the Company’s ability to realize its European growth prospects. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and other factors may include, but are not limited to: general business, economic, political and social uncertainties; general capital market conditions and market prices for securities; the risk that Curaleaf may not be able to successfully integrate the business of EMMAC and their respective corporate cultures; the risk that the benefits of the transaction anticipated by Curaleaf may not materialize; competition and changes in legislation affecting Curaleaf or EMMAC; the inability of Curaleaf, EMMAC and its subsidiaries obtain, maintain and renew the licenses required for them to operate their business in the various European jurisdictions in which EMMAC and its subsidiaries operate; potential importation or exportation restrictions prohibiting EMMAC or its subsidiaries to export its products in other jurisdictions; the risk that the benefits of the outside investment described above anticipated by Curaleaf may not materialize; and that an adult-use European market may not develop on the scale anticipated by Curaleaf, or at all. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this news release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com

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